EXHIBIT (a)(1)(iv)

May 21, 2009

To Employees and Consultants of Evolution Petroleum Corporation Eligible to Participate in the Exchange Program:

I am pleased to announce the commencement of a new Evolution Petroleum Stock Option Exchange Program (the “Exchange Program”), which will give you the opportunity to exchange certain “out-of-the-money” or “underwater” stock options granted under our 2004 Stock Plan in exchange for shares of restricted common stock in the Company (the “Restricted Stock”).  We use stock options to motivate and reward employees and consultants such as you by enabling you to benefit from increases in the price of Evolution Petroleum stock.  But when stock options are “out-of-the-money,” their motivational and retention value may be diminished depending on your individual circumstances and your assessment of our future stock price.

The Exchange Program opened today and will close at 11:59 p.m. EDT on June 19, 2009, unless we decide to extend the Exchange Program. The Exchange Program applies to certain Evolution Petroleum stock options granted under our 2004 Stock Plan.  You have been identified as an employee who is eligible to participate in the Exchange Program, provided you continue to satisfy the conditions to participate throughout the duration of the Exchange Program.  Note that eligibility is based on a number of factors, including continued employment or consultancy status.  Further details on eligibility are included in the Exchange Program materials, which will be delivered to you.

The Exchange Program gives you the opportunity to elect to exchange stock options for Restricted Stock. The number of shares of Restricted Stock that you will receive was determined by the Compensation Committee of our Board of Director and approved by our full Board of Directors on March 31, 2009.  The Exchange Program applies to outstanding stock options under the 2004 Stock Plan with an exercise price of $2.33 per share or greater. The information that will be delivered to you from the Company will describe the terms of the Exchange Program and the number of Restricted Stock shares you will be eligible to receive in exchange for your Eligible Option grants.

Enclosed with this package are: (1) an Offer to Exchange, which contains detailed information about the Exchange Program, (2) a personalized Election Form, and (3) a personalized Option Information Sheet, which contains information about your specific stock options that are eligible for exchange in the Exchange Program and the number of Restricted Stock shares you may choose to receive in exchange for those stock options.

The decision to participate in the Exchange Program is a personal one based on your assumptions about a number of factors, including the performance of publicly traded stocks generally, our own stock price and our business. We cannot advise you on your decision as to whether or not to participate, and there are no guarantees of our future stock performance. Moreover, we are not encouraging or discouraging your participation. You should read all of the Exchange Program materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate.

I am delighted that the Company’s Board of Directors have offered you this choice and I urge you to read all of the enclosed materials carefully to come to a decision that is best for you.

These written materials and other documents may be obtained from the Securities and Exchange Commission’s website at  www.sec.gov or a copy of such documents may be obtained from the Company free of charge by writing to us at 2500 CityWest Blvd., Suite 1300, Houston, Texas 77042; Attention: Chief Financial Officer.